UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20546

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE U.S. SECURITIES EXCHANGE ACT OF 1934

For the month of September 2021

Commission File Number: 001-36142

Avianca Holdings S.A.

(Name of registrant)

Edificio P.H. ARIFA, Pisos 9 y 10, Boulevard Oeste

Santa María Business District

Panama City, Republic of Panama

(+507) 205-7000

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒                Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

RELEVANT INFORMATION

Bogotá D.C., September 16, 2021. Avianca Holdings S.A. (OTCMKTS: AVHOQ, BVC: PFAVH) (the “Company” or “Avianca”) informs the main terms of the Equity Conversion and Commitment Agreement (the “ECCA”) entered into on September 1, 2021, by and among the Company, certain of its subsidiaries and the “Tranche B” Lenders under the Company’s DIP Credit Agreement. As previously disclosed to the market, the Bankruptcy Court for the Southern District of New York (the “Court”) approved the Company’s entry into and performance under the ECCA on September 14, 2021.

Avianca clarifies that this summary contains a simplified version of certain terms contained in the ECCA. The capitalized terms used, but not defined in the summary, have the meaning ascribed to them in the ECCA.

The Company reminds the market that the terms of the ECCA provide for (i) the conversion of approximately $900 million in Tranche B DIP obligations into equity in a reorganized new holding entity of the Companies and (ii) the contribution by certain Supporting Tranche B Lenders of $200 million of additional capital in exchange for equity in such reorganized entity.

Based on the above, the Company reiterates, as disclosed to the market on prior occasions, that in case the creditors approve the Plan and the Bankruptcy Court thereafter confirms the Plan on terms consistent with the ECCA, the Company’s current shareholders (including ordinary shareholders and preferred shareholders) will not receive any distribution. As a result of the foregoing, we reiterate that the terms of the ECCA are only applicable to the reorganized company that will emerge from the Chapter 11 process and will therefore not benefit the Company’s current shareholders (including ordinary shareholders and preferred shareholders).

Enclosures:

Exhibit 99.1 – Summary of main terms of the ECCA

Forward-Looking Statements

Avianca has included statements in this press release that constitute “forward-looking statements”. As a general matter, forward-looking statements are those focused on future or anticipated events or trends, expectations and beliefs, including, among other things, the Company’s expectations with respect to its Chapter 11 proceedings, the airline industry and the further impacts of the COVID-19 pandemic. Such statements are intended to be identified by words such as “believe,” “expect,” “intend,” “estimate,” “anticipate,” “will,” “project,” “plan” and similar expressions in connection with any discussion of future operating or financial performance. Any forward-looking statements are and will be based upon the Company’s then-current expectations, estimates and assumptions regarding future events and are applicable only as of the dates of such statements. Readers are cautioned not to put undue reliance on such forward-looking statements.

Forward-looking statements in this press release are not guarantees of future performance and involve risks and uncertainties, including with respect to the Chapter 11 process, related negotiations and hearings before the Bankruptcy Court, as well as the COVID-19 crisis. Actual results may differ materially from those projected in this press release for numerous reasons, including factors outside of the Company’s control. The Company expressly disclaims any obligation to update or revise this press release, including any forward-looking statements, whether as a result of new information, future events or otherwise.

Contacts

Investor Contact

Avianca:

Luca Pfeifer, Head of Investor Relations

ir@avianca.com

(+571) 587 7700

U.S. and Europe Media Contact

Avianca:

Viviana Escobar, Corporate Communications

viviana.escobar@avianca.com

Joele Frank, Wilkinson Brimmer Katcher:

Leigh Parrish

lparrish@joelefrank.com

+1 212 355 4449

Colombia, Central America and South America Media Contact

Avianca:

Maria Carolina Cortes, Corporate Communications

carolina.cortes@avianca.com

Pursuant to the requirements of the U.S. Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 17, 2021

AVIANCA HOLDINGS S.A.

By:	/s/ Richard Galindo
Name:	Richard Galindo
Title:	Secretary